Ur-Energy Announces 2011 Drill Program Results for the Lost Creek Property Including the Discovery of Additional Mineralized Horizons

LITTLETON, Colo., Dec. 7, 2011 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce the successful completion of the 2011 drilling programs at the Company's Lost Creek and Lost Creek North Projects. A total of 105 near vertical wide spaced holes were drilled in Lost Creek North and 50 near vertical holes were drilled in areas of Lost Creek that had seen sparse historic exploration. A total of twenty-six (26) intercepts contain mineralization meeting or exceeding the ore grade criteria established by the Company (Grade x Thickness (GT) ≥ 0.3 with average grade ≥ 0.020% eU3O8). Of particular interest is the discovery of ore quality mineralization within the M Horizon in both the Lost Creek and Lost Creek North Projects and within the N Horizon in the Lost Creek North Project. Before these drilling projects, the M and N horizons were rarely penetrated by historic drilling and were not recognized as having significant potential. The ore encountered in these horizons is sufficient to warrant additional exploration. The drilling program has also confirmed that at Lost Creek the mineralized HJ trend continues beyond the previously established main mineral trend.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The intercept data in the table below represent a portion of the ore grade intercepts. The measurements were derived from downhole gamma readings taken by Century Geophysical Corp during the 2011 drilling campaign using a 9057C probe. The probe was calibrated at the Department of Energy Casper Airport Pits prior to beginning the drilling season and monthly during the drilling projects.

Hole #	Horizon	From (ft)	To (ft)	Length (ft)	% eU3O8 (1)	GT
Lost Creek Results
LC957	M	744.5	752.0	7.5	0.052	0.39
LC965	HJ	354.0	369.5	15.5	0.067	1.04
LC966	M	700.0	715.5	15.5	0.055	0.85
LC979	HJ	420.0	425.5	5.5	0.137	0.75
LC979	HJ	429.5	445.5	16.0	0.035	0.56
LC984	M	721.0	738.5	17.5	0.072	1.26
LC985	FG	114.0	126.0	12.0	0.042	0.50
LC988	HJ	369.0	379.0	10.0	0.060	0.60
LC999	HJ	297.0	309.0	12.0	0.035	0.42
LC1003	HJ	311.5	328.0	16.5	0.058	0.96
LC1005	HJ	314.0	331.0	17.0	0.036	0.61
Lost Creek North Results
LCN37	N	972.0	984.5	12.5	0.031	0.39
LCN61	M	1,014.5	1,022.5	8.0	0.038	0.30
LCN74	KM	693.5	719.0	25.5	0.063	1.60
LCN78	HJ	673.5	681.5	8.0	0.052	0.42
LCN94	HJ	659.0	677.0	18.0	0.034	0.61
LCN99	KM	713.5	722.5	9.0	0.046	0.41
LCN109	HJ	588.0	593.5	5.5	0.084	0.46
LCN112	HJ	630.5	637.0	6.5	0.078	0.51
LCN114	HJ	588.0	597.0	9.0	0.053	0.48

(1) - % eU3O8 is a measure of gamma intensity from a decay product of uranium and is not a direct measurement of uranium. Numerous comparisons of eU3O8 and chemicalassays of Lost Creek rock samples indicate that eU3O8 is a reasonable indicator of the chemical concentration of uranium.

John Cash, Vice President of Regulatory Affairs, Exploration and Geology, stated, "We are excited by the positive results from this year's exploration drilling program in Lost Creek and in Lost Creek North; especially given the wide spaced nature of the drilling. The discovery of ore grade mineralization within the M and N Horizons is of particular interest and these horizons will be targeted by future drilling in order to add resources to the Property. The drilling programs also confirmed the presence of several mineralized roll fronts with the potential to add significant pounds to the resource base of the Lost Creek Property."

The on-going analysis of these drill results will be incorporated into future drill plans and updates of the Lost Creek Property mineral resource estimates. John Cooper, Project Geologist and a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy

Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada. The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the potential results of further exploration and drill programs; the ability of future drill programs to add resources to the resource base to the Lost Creek Property) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.